

June 7, 2019

Via E-Mail

Lawrence Remmel
Pryor Cashman LLP
7 Times Square
New York, NY 10036

> **Re:** **Adhera Therapeutics, Inc.**
> **Schedule TO-I filed on May 28, 2019**
> **Schedule TO-I/A filed June 6, 2019**
> **File No. 5-36676**

Dear Mr. Remmel:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Exchange included as Exhibit 99(a)(1)(A) to the Schedule TO-I filed on May 28, 2019.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed May 28, 2019

Item 10. Financial Statements; Offer to Exchange- Financial Information Regarding the Company, page 11

1. While you may incorporate by reference the financial statements required by Item 1010(a) and (b) of Regulation M-A, the summarized financial information specified by Item 1010(c) must be included in the Offer to Purchase. See Instruction 6 to Item 10 of Schedule TO and Question 7, Section I.H in the July 2001 (Third Supplement) to the Division of Corporation Finance's Publicly Available Telephone Interpretations available

on our Web site at www.sec.gov.  Please revise to include summary financial information in the Offer to Purchase.

2.  In your response letter, explain how you reached the determination that pro forma financial information pursuant to Item 1010(b) of Regulation M-A was not required in the context of this exchange offer. We note that the Offer is conditioned on participation in the Financing Transaction and the completion of the Reverse Stock Split, and the Shares issuable upon exchange of the Warrants pursuant to the Offer will represent 84% of the Company's outstanding Shares as of May 24, 2019.  Alternatively, include the pro forma information in a revised filing.

3.  See our comments above.  This revised disclosure must be disseminated to shareholders in the same manner as the original Offer to Purchase.  Please confirm your understanding in your response letter.

Exhibit 99(A)(1)(A) – Offer to Exchange

General

4.  You state that the Shares to be exchanged in the Offer have not been registered and are being issued pursuant to Rule 506(b) of Regulation D.  Pursuant to Rule 13e-4(f)(8)(i), the Offer must be open to all holders of the subject securities.  In your response letter, describe the facts supporting your reliance on this exemption, including how you will ascertain whether the warrant holders to whom the Offer is made qualify to receive Shares pursuant to this exemption from the registration requirements of the Securities Act of 1933.

5.  See our last comment above.  Explain how this Offer will comply with the all-holders requirement in Rule 13e-4(f)(8)(i), given that some warrant holders may not qualify to participate in the Offer and the Financing Transaction, participation in which is a condition to participation in the Offer.

The Offer, page 4

6.  Clarify when the Financing Transaction and the Reverse Stock Split will occur in relation to the Offer.  All Offer conditions other than those related to necessary regulatory approvals must be satisfied or waived on or before the Expiration Date of the Offer.

Conditions; Termination; Waivers; Extensions; Amendments, page 11

7. In condition iv.a, explain what it meant by a "limitation on prices for, trading in securities in U.S. securities or financial markets."

8. In condition iv.b, revise to state the percentage change in the price of the Shares that would trigger this condition. Include the reference point by date or Share price from which such change is to be measured.

9. In the same offer condition, clarify what is meant by a material adverse change in the price of "U.S. securities or financial markets" and explain how such a change would be measured.

Forward-Looking Statements; Risk Factors, page 13

10. Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbor for forward looking statements contained in those provisions does not apply to statements made in connection with a tender offer.

Schedule TO-I/A – Amended Offer to Exchange

11. We note that you revised the terms of the exchange offer. In your response letter, tell us how you disseminated the revised disclosure document.

12. We note the new disclosure that you have engaged Maxim Group LLC to assist with the Financing Transaction. If Maxim Group will play a role in the Offer also, please describe, including any fees to be paid to that entity. In this regard, we note that participation in the Financing Transaction is a condition to being able to tender into the exchange offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions